John T. McKenna
+1 650 843 5059
jmckenna@cooley.com

October 19, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tonya K. Aldave John Dana Brown

RE:	Pagaya Technologies Ltd. Amendment No. 2 to Registration Statement on Form F-1 Filed October 3, 2022 (File No. 333-266930)

Ladies and Gentlemen:

On behalf of Pagaya Technologies Ltd. (the “Company”), we are submitting this letter in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated October 11, 2022, relating to the Company’s Amendment No. 2 to Registration Statement on Form F-1, as filed with the Commission on October 3, 2022 (the “Registration Statement”). We are also electronically filing an amendment to the Registration Statement (the “Amended Registration Statement”), which reflects changes in response to the Comments, as well as certain other updates.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form F-1

Unaudited Pro Forma Condensed Combined Balance Sheet, page 82

1.
We note Pagaya consummated its previously announced business combination with EJFA on June 22, 2022. Please note that a pro forma balance sheet is not required when an acquisition is already reflected in a historical balance sheet. Revise your presentation accordingly. Refer to Regulation S-X 11-02 (a)(12)(c)(1).

Response: The Company acknowledges the Staff’s Comment and has removed the pro forma balance sheet and added the unaudited condensed consolidated statements of financial position as of June 30, 2022 and December 31, 2021 on page F-35 of the Amended Registration.

U.S. Securities and Exchange Commission
October 19, 2022

Statement.

2.	Please revise to include a pro forma condensed combined statement of operations for the interim period ending June 30, 2022. Refer to Regulation S-X 11-02 (a)(12)(c)(2)(i).

Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on pages 78-79 and 82-85 of the Amended Registration Statement.

Index to Financial Statements, page F-1

3.	Please revise to include unaudited financial statements that include footnotes for Pagaya Technologies Ltd. for the interim period ending June 30, 2022. Refer to Item 8.A.5 of Form 20-F.

Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on page F-1 and pages F-35 to F-55 of the Amended Registration Statement.

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Please contact me at (650) 843-5059 with any questions or further comments regarding the Company’s response to the Staff’s Comments.

Sincerely,

Cooley LLP

/s/ John T. McKenna
John T. McKenna

cc:	Gal Krubiner, Pagaya Technologies Ltd. Michael Kurlander, Pagaya Technologies Ltd. Richmond Glasgow, Pagaya Technologies Ltd. Rupa Briggs, Cooley LLP Natalie Y. Karam, Cooley LLP